Exhibit 13

SOLVING FOR DAY.

2021 ANNUAL REPORT

FINWARD
BANCORP


STABILITY · INTEGRITY · COMMUNITY · EXCELLENCE

EVOLVING *FOR TOMORROW.*

Focused on staying competitive in our markets across Indiana, Illinois, and greater Chicagoland, Peoples Bank and Finward Bancorp (formerly NorthWest Indiana Bancorp) underwent a full rebrand in 2021, including a new logo and brand. For both Finward and Peoples Bank, the rebrand was the first step on the journey to proving ourselves as a best-in-class, forward-thinking financial institution. Finward remains true to the core values and mission of Peoples Bank, guided by our promise to help customers and communities be more successful, and grounded in the shared values of stability, integrity, community, and excellence.

These core values are reflected across all avenues of our mission to be the right partner to move your finances forward. Not only are we committed to providing products and services that offer stability for our customers today, but we're invested in finding technologies that produce efficiencies and solutions for tomorrow's challenges. Staying focused on the future of the financial industry and implementing services that move finances forward is a key part of how we create value for the shareholders that invest in us.

As a financial institution that stays ahead of the curve, Finward works with its stakeholders to achieve greater collective success. On November 3rd, 2021, Finward's common stock became listed on the NASDAQ Stock Market, LLC. This step forward only reinforces the positive changes that stemmed from the birth of Finward Bancorp and the subsequent rebranding of Peoples Bank, opening the door to market expansion and new partnerships across Indiana, Illinois, and greater Chicagoland. On July 28th, 2021, we signed a definitive agreement for the acquisition of Royal Financial, Inc. and Royal Savings Bank and we closed the acquisition on January 31, 2022. This partnership is a strong cultural, strategic, and financial fit for both organizations, as both of our companies had a long history of serving our communities and helping our customers be more successful.

As Peoples Bank continues to expand into new markets, one thing remains true, more now than ever—our commitment to upholding the core values we were built on. Both Finward and Peoples Bank continually strive to meet the needs of our customers, communities, and shareholders. We are not just a financial organization. We are your advocate, your financial confidante, and the best partner to move your finances forward.

A LETTER TO FINWARD BANCORP SHAREHOLDERS



Benjamin Bochnowski
President, CEO

2021: A YEAR OF CHANGE AND CHALLENGES

We all started 2021 with optimism as we began to look past the most difficult year many of us could imagine, both personally and professionally. That optimism was based on a record year for many financial institutions in 2020, including Finward Bancorp. Beyond that, things were looking up: COVID was coming under control, and life looked like it might be getting back to normal. As a company, we could shift away from crisis management and toward strategic execution. From challenges and pressure emerged growth and change.

In May of 2021, NorthWest Indiana Bancorp became Finward Bancorp. The name comes from two simple but powerful concepts: Financial Services and Forward. It exemplifies our promise to keep better banking moving forward for our shareholders, customers, and communities, and it is the driving force behind Peoples Bank. Peoples Bank underwent a similar logo change to align with Finward Bancorp, and to better represent to our customers who we strive to be. The result was two cohesive brands that give Finward Bancorp the strength to drive Peoples Bank forward.

A key 2021 milestone was the announcement of Finward's merger with Royal Financial, Inc., which was closed in January 2022. Full integration is on track for April 2022, at which point we will have a geographic presence in the City of Chicago, Chicagoland Suburbs, and Northwest Indiana. We are now the only publicly-traded community bank in the greater Chicago market that has a presence on both sides of the Indiana/Illinois border and is headquartered in the business- and tax-friendly state of Indiana.

A larger transition was underway at the same time, as we looked to find more visibility for Finward and attract new investors to our company. After a significant effort, we celebrated our first day of trading on the Nasdaq Stock Market in November. While the Nasdaq is a stock exchange and, in and of itself, does not underwrite our shares or provide capital to Finward, being a Nasdaq-listed company has unlocked the value we have created over the course of many years. We very quickly saw a lift in our trading multiples, and view it as a way to reward all of our stakeholders while better positioning us for the future.

As far as results, earnings do not tell the whole story. Income was down by 6.1%, influenced by a mortgage business that experienced a correction off of record highs and a reset in Paycheck Protection Program (PPP) income. On the expense side, we were able to tackle big technology investments and expenses related to inorganic growth. Our tax equivalent net interest margin held steady at 3.5%, driving interest income that was 5.9% above 2020 levels. Credit quality held steady, and non-performing loans to total loans ended the year 73 basis points lower than 2020 with no Bank real estate owned balances. Return on assets was challenged by excess deposits and acquisition expenses, but return on equity was strong at 9.6%; without Royal integration expenses, both ROA and ROE would have been more robust. All in all, we were able to respond to a rapidly-changing environment with financial performance that allowed for the start of a broader transformation process for Peoples Bank and Finward Bancorp.

GROWING FOR BETTER, NOT FOR BIGGER

The Royal Financial acquisition was integral to our strategic vision that had roots as far back as 2013. We intrinsically understood that scale was going to be essential in a consolidating industry, and to achieve scale, we would have to find new markets and new customers. Despite the fact that our inorganic growth strategy comprised just over half of our growth in the last 8 years, our focus is organic growth. We expect organic opportunities to be the biggest driver of growth as we integrate this acquisition, deepen relationships with new products, and empower the sales team that has joined from Royal Financial.

Together, we have tripled the size of our balance sheet in less than a decade. We believe that organic growth is a significant driver of shareholder value, and are committed to building and developing teams that create value for both our customers and our shareholders. Our commercial lending team grew from 13 to 18 lenders between 2021 and now. Similarly, since the beginning of 2022, we have added a Mortgage Lending Team Lead and a Treasury Management Officer to our Chicagoland market.

Revenue per customer is an important measure of our ability to deliver on our mission and increase our impact for all stakeholders. We believe it reflects our success in deepening relationships, capturing wallet share, and growing market share. It is a number that we are in the early stages of measuring, but will ultimately be a key indicator for success in our strategic plans.

REDEFINING BANKING AS WE KNOW IT

The pandemic both revealed and accelerated digital-first customer preferences in almost every sector. Circumstances stretched our offerings and our capabilities, and many customers that we would not have expected to be techno-centric consumers of financial services moved themselves to digital channels. Moreover, we most often hear from our customers and non-customers alike that they want more digital access and a more seamless experience, agnostic of the business line or the product. When it comes to customer expectations, the likes of Amazon and Apple have more influence than other local financial institutions.

In 2021, we rolled out a pilot project to better understand how our customers would react to optimizing our footprint. We identified Banking Centers that were both sub-scale and served by stronger nearby locations, and Banking Centers that were effective in the local market but had elevated operating costs. This led us to closing our Wolf Road location in Orland Park, Illinois and a unique donation-leaseback agreement for our Woodmar Banking Center in Hammond, Indiana. In Orland Park, three months post-close, we have lost only three customers while reducing operating costs by an expected $275,000 on a run-rate basis. In Hammond, we were able to retain 100% of the deposits while reducing operating expenses by approximately 50%.

This project was a great success, and has laid the groundwork for similar moves in 2022 and beyond. We are planning the closure of two more Banking Centers in 2022 that can be better served by nearby locations, and are planning optimization projects for at least 4 additional Banking Centers in the coming year. These projects will result in an estimated $750,000 in-year cost reduction, with double that amount in run-rate reductions.

2022: BUILDING A DIGITAL-FORWARD FOUNDATION

While these optimization initiatives can lead to difficult decisions, they are critical to allocating resources for investments in our future. Building the digital bank of the future will not be without cost, and every dollar that is paid in real estate expense is a dollar that is locked up in a legacy operating model. These savings are largely getting redeployed into investments for the future: technology platforms, technology teams to build them, and sales teams to exploit them.

The core investment in our technology stack is Salesforce. This has been a multi-year, multi-functional, multi-million dollar investment that is already starting to transform the company in the six short months that it has been operational. The benefits are measurable, but much of the value is intangible. We can directly measure the efficacy of our sales teams and our ability to engage our customers, and have used real-time data insights to enhance our efforts in both areas. Salesforce is a data-driven, AI-powered sales tool that few community banks have invested in, and has amplified our ability to grow wallet share. Most importantly, it has helped us mature as a technology integrator, which gives us confidence in our ability to further leverage partnerships to serve our customers better than ever — and better than our competition.

Deploying nCino at the same time as Salesforce has resulted in better integration between credit and lending, better risk management, and more responsiveness for our customers. That last point has been significant, allowing us in just a few short months to see improvement in our pipeline size and conversion. For our current lenders, it has helped them become more productive; as we recruit, it gives us an edge when we look to bring on achievement-oriented lenders.

When it comes to digital-first banking, Peoples Bank is stepping up to meet customer expectations. We excel when we are in front of our customers, and we continue to strive to provide the seamless experience our customers expect when they use our digital banking services. Our commitment is to close the gap between customer expectations and our digital service offerings, and we will build a digital foundation through a series of strategic sprints over the rest of 2022. Enhancements are underway to our call center with a Salesforce-integrated, AI-driven solution that is expected to be live by the end of the year. We are also building our digital banking teams to support digital-first products that will give customers more control over their banking. The goal: make it easy to bank with Peoples Bank.

FINANCIAL SERVICES, FORWARD

Finward and Peoples Bank continue to move in a direction that meets customer demands today, and for tomorrow. We are building a company that will create a digital-first, local first, seamless experience for our customers that is central to our future. This is a big task, but essential for the future. 2022 will be a foundational year and position us to start the transition to a digital-first bank by the end of 2023. This transition helps us think about what parts of our legacy bank belong in the future, and which do not. Our values will guide us into the future, and we can deliver on our mission with a more modern operating environment and a footprint that best serves the communities where we do business.

As a shareholder, you have our gratitude for the investment and trust you place in Finward Bancorp. We have been in the banking industry for over 100 years, and a public company for the past 4 decades. That long term partnership is what gives us the confidence to look to the future and make the tough choices that will create value for our customers and shareholders alike. There are always challenges along the way, but we take what comes in stride — we have emerged from two World Wars, the Great Depression, the Great Recession, and the COVID-19 pandemic stronger each time. While economic conditions remained challenged as 2022 begins, you have our commitment to the future and to you as a shareholder as we move forward together.

STABILITY

For many, 2021 was a year of finding a new normal, getting down a new routine that works both in business and at home. At Peoples Bank, we stayed committed to providing the products and services that make banking convenient and easy, whether remote or in-person. Continuing to grow in the face of industry challenges each day, we prioritize the needs of our customers and employees as we work to navigate towards a healthy and successful financial future for all.

True stability is about building an unwavering foundation that can support both short- and long-term success. Finward and the integration of its logo into the Peoples Bank brand has given our shareholders, customers, communities and employees something to rally around, providing a more cohesive brand message and solidifying our commitment to being the best partner to move your finances forward, now and in the future.

INTEGRITY

During times of growth, our customers and communities must be able to trust in the partnerships that we have built over decades. That trust and reputation are key elements in our ability to do our part in helping you move your finances in the right direction. Likewise, our strong sense of ethics guided us as we worked hard to embrace change and grow in the face of new challenges, acting with transparency and accountability to our customers, communities, employees, and shareholders.

Our values are the foundation of our business, and we are committed to those values, always. That moral compass grounded us and connected our workforce as we navigated a hybrid work environment, prioritizing the health and safety of our customers and employees in the process. With the strength and stability of Finward by our side, we continue to honor these core values now, and every day in the future.

EXCELLENCE

At Peoples Bank, our commitment to excellence is demonstrated through leadership within our communities and building strong, supportive relationships to ensure everyone's success. We are empowered to learn from past challenges and invest in new technology that will keep us at the forefront of the financial future. As the digital age continues to evolve, so do the needs of consumers. Peoples Bank is committed to making sure those needs, along with those of every shareholder, employee, customer, and community, are carefully considered as we grow and invest in the future of convenient banking.

On July 28th, 2021, we signed a definitive agreement to acquire Royal Financial, Inc. and Royal Savings Bank, a transaction which closed on January 31, 2022. The acquisition marks an exciting merger we are confident will create value for our shareholders, employees, customers, and communities.

"By joining together, we expect to achieve more on a greater scale to help us serve our customers and communities better than ever before." - Benjamin Bochnowski

COMMUN

STAYING TRUE TO OUR LOCAL ROOTS

Commitment to the local community runs deep at Peoples Bank. It's in every initiative we undertake. It's in our sense of camaraderie and genuine concern for our customers, employees and neighbors. It's rooted in our business model. We're proud to make direct community support and even prouder to help sustain our employee philanthropic committee, **Community First**. Each year, we match the money raised through employee-generated donations to deliver much-needed funds to local nonprofits in Northwest Indiana and Chicagoland.



UNITED WAY DAY OF CARING

Peoples Bank volunteers helped the Valparaiso Boys & Girls Club prepare to move into a new building as part of the 2021 Porter County United Way Day of Caring. The group packed boxes, transported items to dumpsters, and helped pull weeds to clean up the building's landscaping. Peoples Bank is a longtime sponsor and has participated in the annual event for several years, maintaining their commitment to working together with local organizations to support common goals that help our communities succeed.



NIGHT OUT AGAINST CRIME

Peoples Bank staff from our Schererville, Munster, and Dyer Banking Centers supported this year's National Night Out Against Crime in Munster. Attendees of the Peoples tables enjoyed games and prizes, and were given information about different Peoples' products and services that could help them achieve financial success.



SOJOURNER TRUTH WALK

Peoples Bank supported the Sojourner Truth House Annual Walk at both Wolf Lake and Wicker Park. Participating employees from our East Chicago and Whiting Banking Centers collected a total of **$814.81** to support the area's homeless women and their children.



HARBOR SQUARE RIBBON CUTTING

Dan Moser, Senior Vice President, Loan Portfolio Manager at Peoples Bank, spoke at the ribbon cutting for the new Harbor Square Development in East Chicago. Peoples Bank partnered with the Federal Home Loan Bank and UP Development to provide a grant for the construction of Harbor Square, an affordable housing development located at 2301 Broadway Street.



NWI FOOD BANK

Members of the Diversity, Equity, and Inclusion (DEI) and Community First Committees of Peoples Bank volunteered at the Food Bank of Northwest Indiana in Merrillville. In just a few short hours, our group assisted in directing traffic, registering recipients, and loading boxes of food into cars of **more than 200** local families in need.

SUPPORT IN NUMBERS


36%
FINANCIAL LITERACY & EDUCATION
23%
OTHER
12%
HOME OWNERSHIP & HOUSEHOLD STABILITY
10%
HEALTH & WELLNESS
19%
ECONOMIC DEVELOPMENT

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except for per share ratios and data)	December 31, 2021	December 31, 2020
Earnings:		
Net revenue (a)	64,522	64,029
Noninterest expense	46,636	41,636
Pre-provision profit	17,886	22,393
Provision for loan losses	1,509	3,687
Net income	14,963	15,932
Earnings per common share data:		
Net income per share:		
Basic	4.30	4.60
Diluted	4.30	4.60
Cash dividends declared	1.24	1.24
Book value	$45.00	$43.80
Selected balance sheet data (period-end):		
Total assets	1,620,743	1,496,292
Loans	966,720	965,146
Deposits	1,434,201	1,302,339
Total stockholders' equity	156,615	151,689
Selected ratios:		
Return on Equity	9.61%	11.04%
Return on Assets	0.95%	1.12%
Common equity tier 1 capital to risk-weighted assets	13.0%	12.7%
Tier 1 capital to risk-weighted assets	13.0%	12.7%
Total capital to risk-weighted assets	14.2%	14.0%
Tier 1 capital to adjusted average assets	8.6%	8.4%
Book value per share	$45.00	$43.80
Basic earnings per share	4.30	4.60
Dividends per share	1.24	1.24

(a) Net revenue represents the Bancorp's net interest income, plus non-interest income.

MARKET INFORMATION

Book Value per Share


$32.14
$33.50
$38.85
$43.80
$45.00
2017
2018
2019
2020
2021

Basic Earnings per Share


$3.13
$3.17
$3.53
$4.60
$4.30
2017
2018
2019
2020
2021

Assets *(in millions)*


$927.2
$1,096.1
$1,328.7
$1,496.3
$1,620.7
2017
2018
2019
2020
2021

Dividends per Share


$1.15
$1.19
$1.23
$1.24
$1.24
2017
2018
2019
2020
2021

The Bancorp's Common Stock is listed on the Nasdaq Capital Market under the symbol "FNWD." As of March 18, 2022, the Bancorp had 4,294,136 shares of common stock outstanding and 549 shareholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or "street" name through brokerage firms.

Year ended December 31, 2021	Per Share Prices High	Per Share Prices Low	Dividends Declared Per Common Share
1st Quarter	$ 42.75	$ 36.10	$ 0.31
2nd Quarter	46.00	42.01	0.31
3rd Quarter	44.90	41.00	0.31
4th Quarter	50.00	41.05	0.31

Year ended December 31, 2020	Per Share Prices High	Per Share Prices Low	Dividends Declared Per Common Share
1st Quarter	$ 46.20	$ 30.72	$ 0.31
2nd Quarter	34.00	28.01	0.31
3rd Quarter	32.80	30.00	0.31
4th Quarter	36.95	30.65	0.31

Board of Directors

David A. Bochnowski, *Director since 1977*
Executive Chairman of the Bancorp
Former Chairman and Chief Executive Officer of the Bancorp and Peoples Bank

James L. Wieser, J.D., *Director since 1999*
Attorney, Wieser & Wyllie, LLP

Edward J. Furticella, *Director since 2000*
Former Executive Vice President and CFO of the Bancorp, Purdue University Northwest Professor Emeritus of Accounting, Florida Gulf Coast University, Adjunct Instructor of Accounting

Joel Gorelick, *Director since 2000*
Former President and Chief Operating Officer of the Bancorp, Charter Chairman Emeritus of the Lake County Economic Alliance, Inc., and Director and Chairman of the Audit Committee of the Indiana Economic Development Corporation

Kenneth V. Krupinski, *Director since 2003*
Retired Certified Public Accountant;
past President of Swartz Retson & Co., P.C.

Anthony M. Puntillo, D.D.S., M.S.D., *Director since 2004*
Lead Independent Director, Orthodontist, CEO of Puntillo and Crane Orthodontics, P.C.

Donald P. Fesko, O.D., FACHE, *Director since 2005*
President, Chief Executive Officer, Community Foundation of Northwest Indiana

Benjamin Bochnowski, *Director since 2014*
President, Chief Executive Officer of the Bancorp and Peoples Bank

Robert E. Johnson III, *Director since 2016*
President and Chief Executive Officer, Cimcor Inc.

Amy W. Han, Ph.D., *Director since 2008*
Director for Clinical Affairs and Education of Indiana University School of Medicine – Northwest

Danette Garza, J.D., CPA, *Director since 2013*
Attorney and Certified Public Accountant,
CEO of Jack Gray Logistics Network, Inc.

Robert W. Youman, *Director since 2022*
Investment Advisor and Managing Director,
Horwitz & Associates

Board Committees

Compensation and Benefits

Donald P. Fesko, *Chairperson*
Anthony M. Puntillo, *Vice-Chairperson*
Amy W. Han
James L. Wieser

Executive Committee

David A. Bochnowski, *Chairperson*
Anthony M. Puntillo, *Vice-Chairperson*
Benjamin J. Bochnowski
Amy W. Han
Joel Gorelick
Edward J. Furticella
James L. Wieser
Kenneth V. Krupinski

Nominating and Corporate Governance

Kenneth V. Krupinski, *Chairperson*
Amy W. Han, *Vice-Chairperson*
Donald P. Fesko
James L. Wieser

Risk Management and Audit Committee

Robert E. Johnson III, *Chairperson*
Danette Garza, *Vice-Chairperson*
Anthony M. Puntillo
Edward J. Furticella
Kenneth V. Krupinski
Robert W. Youman

Strategic Planning

Anthony M. Puntillo, *Chairperson*
Donald P. Fesko, *Vice-Chairperson*
Danette Garza
Edward J. Furticella
Joel Gorelick
Robert E. Johnson III
Robert W. Youman

Wealth Management

Amy W. Han, *Chairperson*
James L. Wieser, *Vice-Chairperson*
Danette Garza
Kenneth V. Krupinski
Robert W. Youman

Credit Committee

Joel Gorelick, *Chairperson*
Kenneth V. Krupinski, *Vice-Chairperson*
Danette Garza
James L. Wieser

Senior Management

David A. Bochnowski
Executive Chairman

Benjamin Bochnowski
President, Chief Executive Officer

Robert T. Lowry
Executive Vice President,
Chief Operating Officer

Leane E. Cerven
Executive Vice President, Chief Risk Officer, General Counsel, Corporate Secretary and EEO Administrator

Tanya A. Leetz
Executive Vice President, Chief Information and Technology Officer

Todd M. Scheub
Executive Vice President,
Chief Banking Officer

Peymon S. Torabi
Executive Vice President,
Chief Financial Officer and Treasurer


Peoples Bank
A Finward Company
KEY:
Peoples Bank Corporate Center and Banking Center
Banking Center
Map represents the Peoples Banking Center Network only.
NILES
CHICAGO
WESTMONT
SOUTH CHICAGO
WHITING
LEMONT
ORLAND PARK
MIDLOTHIAN
HAMMOND
EAST CHICAGO
GARY
MUNSTER
HIGHLAND
DYER
HOBART
VALPARAISO
SCHERERVILLE
MERRILLVILLE
ST. JOHN
CROWN POINT
WINFIELD
CEDAR LAKE
Opening Soon!

Stock Transfer Agent
Broadridge Corporate Issuer Solutions

Independent Auditors
BKD, LLP
201 N Illinois St STE 700
Indianapolis, IN 46204

Special Legal Counsel
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Annual Stockholders Meeting
The Annual Meeting of Stockholders of Finward Bancorp will be held at 9:00 am CDT on Friday, May 20, 2022.

Annual Report on Form 10-K
A copy of the Annual Report on Form 10-K, for the Finward Bancorp, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the:

Corporate Secretary
Finward Bancorp
9204 Columbia Avenue
Munster, Indiana 46321

Peoples Bank

A FINWARD COMPANY

CORPORATE HEADQUARTERS
9204 Columbia Avenue, Munster, IN 46321

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